

Fifty Years of Preparation

AND STILL FARM FRESH

Bob Evans Farms, Inc. 2004 Annual Report

Bob Evans FARMS®

CELEBRATE THE EVERYDAY.™


Bob Evans
'00 441
'01 469
'02 495
'03 523
'04 558
Number of Units in Operation



Strawberry Supreme Pie and No-sugar-added Country Apple Pie

WE'RE PLANNING

It's true that our fresh food draws people to Bob Evans today. But it's our fresh ideas that will keep them coming back tomorrow. Yet, as forward thinking as our strategies are, they only work because they're built upon a very sturdy foundation.


MASHED POTATOES

Refrigerated side dishes are one of our fastest-growing food product categories.


Bob Evans
SNACKWICHES

Our Mission Statements

Restaurants: To be our customers' favorite restaurant by giving our BEST – one customer at a time.

Food Products: To be the welcomed guest in our customers' homes and at their tables daily.


$948
$1,008
$1,062
$1,091
$1,198
NET SALES
(in millions)


$52.9
$50.8
$67.7
$75.1
$72.0
NET INCOME
(in millions)

*Fiscal 2004 was a 53-week year compared to the other years having 52 weeks


$1.38
$1.44
$1.91
$2.10
$2.03
EARNINGS PER SHARE
(diluted)


BEST

Bob Evans Special Touch – BEST

At the beginning of fiscal 2004, we introduced to all 40,000 employees a branded initiative to maintain and enhance our culture and ultimately improve service to our customers. As a result, we have all signed a pledge to show our "commitment to go above and beyond to exceed expectations of customers, fellow employees and partners."

Approximate number of restaurant customers served annually

TO KEEP IT THAT WAY.

Bob Evans has a proud, long-standing tradition of providing families with home-based and on-the-go meal solutions, while providing investors with solid growth and strong potential. And that's exactly how we're planning to keep it.

Bob Evans FARMS®

CELEBRATE THE EVERYDAY.

To My Fellow STOCKHOLDERS:





Southwestern Grilled Chicken Omelette with Biscuits

During fiscal 2004, we continued building long-term value for Bob Evans stockholders by pursuing our time-tested strategies for steady, complementary growth of our family-casual restaurants and food products. However, financial results for the year were affected primarily by increased commodity costs, which resulted in a slight decline in earnings per share from fiscal 2003's record level.

Our net sales in fiscal 2004 were approximately $1.2 billion, which was a 10 percent increase from fiscal 2003 and an all-time high for our company. Net income for fiscal 2004 was $2.03 per share on a diluted basis, compared with $2.10 per share in fiscal 2003. Fiscal 2004 was a 53-week year and fiscal 2003 was a 52-week year. In assessing these results, I ask you to keep in mind that fiscal 2003 earnings per share were 46 percent higher than the earnings per share of $1.44 reported only two years earlier. Given the commodity prices we faced, particularly in our food products business, the modest shortfall in fiscal 2004 was disappointing, but not a big surprise.

I shared in June of last year that we expected to face a significant headwind in fiscal 2004 from higher raw material costs in our food products segment. As the year progressed, we saw commodity costs also increase in our restaurants, and we experienced a slower-than-expected recovery in restaurant same-store sales. While I believe this reflects the regional concentration of our restaurants in the nation's industrial heartland, where consumer spending has remained relatively sluggish, we are not taking this lightly nor accepting excuses. We are examining the way we do business and ensuring we are delivering what customers want.

Our restaurants, which continue to generate more than 80 percent of our consolidated sales and operating income, reported an overall sales increase of 9.1 percent for fiscal 2004. Our same-store sales rose 1.2 percent (excluding the extra week in fiscal 2004). While that is an improvement from the 1.4 percent same-store sales decline in fiscal 2003, it is still somewhat below our expectations. This contributed to the pressure on our restaurants' operating margin, which fell to 9.7 percent from 10.3 percent a year earlier. Labor and food costs were both higher as a percentage of sales, reversing a portion of the substantial margin improvement we achieved over the previous two years. As a result, operating income in the restaurant segment rose 3.2 percent, including the benefit of the extra week in 2004, from a year ago.

We continued to invest prudently in our restaurants during fiscal 2004. We opened 37 new restaurants, an increase from the 29 openings in fiscal 2003. Next year, we're planning to open approximately 40 family-casual restaurants. Staying true to our conservative roots, our expansion pace remains moderate relative to the size of our restaurant base (558 units at year-end). This helps to ensure that we are able to staff new locations appropriately to consistently meet our high standards for food quality and customer service. During fiscal 2004, we rebuilt nine Bob Evans Restaurants and remodeled another 50 to keep our existing restaurants fresh and appealing.

Last September, we introduced our new Dinner Sensations entrees – four high-protein meals featuring generous servings of steak, salmon, chicken and pork chops. These new higher-priced products have increased our average check at dinner, though they also contributed to increased food costs as a percentage of sales. We define our concept as "family-casual" – at the high end of the family dining segment. As we compete more directly with casual dining chains, we must have compelling product offerings for all three meals – not just breakfast, our traditional strength. Dinner Sensations was an important first step in our longer-term effort to enhance dinner, which will encompass further menu development, as well as adjustments in our service style, marketing programs and building designs.

Low carb, low fat, high protein...we offer a wide range of choices that make us well-positioned to meet customer needs – regardless of the diet they are following. To meet those needs more explicitly, in fiscal 2004 we began testing Low Carb and Lighter Fare menu inserts which guide customers to choices that meet their dietary requirements. Also during the year, we became one of the first full-service restaurant companies in the U.S. to put complete nutritional information for all menu items on our Web site.

Our relatively broad menu continues to evolve to include an even greater variety of fresh, wholesome foods. We are also happy to accommodate special requests regarding food preparation and substitutions whenever possible to make sure everyone in the family feels like we have something for them.

On the food products side, we experienced higher average hog costs in fiscal 2004, as I mentioned. They climbed more than 43 percent from the unusually low fiscal 2003 level. While we cushioned the impact somewhat by scaling back in-store discounts with grocers, the segment's operating income for the year was still down 28 percent. On the bright side, sales remained relatively strong despite the cutback in promotional discounts. Pounds sold from comparable products – principally our sausage and refrigerated potatoes – increased 8 percent for the year (excluding the extra week in fiscal 2004), and the segment's dollar sales rose 13 percent.

It was another excellent year for our line of refrigerated potato products, which achieved strong sales increases for the third consecutive year. The five products in this line now account for nearly 8 percent of the segment's total pounds sold. Also during the year, we introduced refrigerated macaroni and cheese to be sold alongside our potatoes. This product's high quality, convenience and its unique positioning – macaroni and cheese is typically found in the frozen case – give it some key competitive advantages. It is also an excellent example of our basic growth strategy in food products: leveraging the Bob Evans brand name and market presence with delicious new products that both fit our "homestyle" profile and meet consumer needs for greater convenience.

Looking ahead, I see no shortage of opportunities to grow our businesses. We have an enviable platform on which to build – our strong regional market shares in our core restaurant and food products operations. The Bob Evans brand has a great reputation, anchored in our Ohio farm heritage and our obvious passion for quality products and exceptional customer service. As of press time, we had also signed a definitive agreement to acquire Mimi's Café, an 81-unit chain of casual restaurants primarily located in the West. I believe this represents a unique opportunity for our company to add a complementary growth vehicle in the casual segment of the restaurant industry.

Our financial management remains conservative. At year-end, the company's stockholders' equity of $630.2 million far outweighed total debt obligations of $63.0 million. Our businesses generate substantial and relatively predictable cash flows. This allows us to finance virtually all of our new restaurant construction internally – even though we continue to purchase and own the real estate underlying most of our locations. We increased our substantial quarterly dividend by 9 percent during the year, and repurchased another 99,800 shares of Bob Evans Farms common stock. This brought total stock repurchases over the last six fiscal years to approximately 9.5 million shares.

During the year, we introduced our BEST initiative which encourages employees throughout the company to give the Bob Evans Special Touch by going above and beyond expectations. I am pleased to tell you that this internal branding of our culture is being embraced and gives us a way to recognize employees for giving their BEST. I am proud of our employees and am grateful to you for the ongoing support that you give this company.

Sincerely,



Stewart K. Owens
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER

Our Customers' Figures ARE VERY ATTRACTIVE.


Today's Date 03/09/2004
Pass Code : 9306-010-0661
$2 OFF OF $10 PURCHASE ON NEXT VISIT
For completing a survey regarding your recent visit to this Bob Evans.
Please call 1-888-727-3645 within 48 hours to complete the survey.
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We're about more than great measurements, we're about complete customer satisfaction.



At Bob Evans, we pride ourselves on delivering the best service possible. But how do we know we're hitting the mark? One way is through our new guest satisfaction survey. Printed randomly on register receipts, this call-to-action invites customers to participate in a survey by calling a toll-free number. Using store-level reporting, we're able to better track customer impressions and provide faster responses to potential problems. This survey is just one element in our customer satisfaction "system." Teamed with other testing methods, we've employed a comprehensive program that leads to greater customer satisfaction and increased sales — something investors find attractive, as well.

Bob Evans FARMS®

CELEBRATE THE EVERYDAY.



Dinner Sensations Salmon Filet

You Can Carry Home Everything From Our Kitchen.

WE KEEP THE SINK.


CARRY HOME
CARRY HOME
CARRY HOME
CARRY HOME

Fulfilling the changing demands of busy families keeps us relevant.



Life races by at a dizzying speed. To help customers meet this challenge, we've promoted our popular Carry Home Kitchen and are testing a new timesaver — Curbside Carryout. These are just two examples of our growth philosophy — making deliberate moves as we pioneer the "family-casual" dining segment. Another example: our evolving building design.

The changes we've made still mesh with who we are as a brand, but we're keeping our restaurants fresh to meet customer expectations of casual dining establishments. More intimate seating areas and freshened décor are being tested to help create an atmosphere that's more conducive to dinner patronage, especially for families.

Bob Evans FARMS®

CELEBRATE THE EVERYDAY.


CARRY HOME
CARRY HOME

Carry Home Kitchen Turkey and Dressing Dinner

You Won't Find the Cocktail,

BUT WE DO HAVE THE SHRIMP.



Providing options for diverse tastes becomes the preference of many.



Lite eating, low carb or just plain hungry. Bob Evans works hard to meet new dietary requests while staying true to who we are — a casual dining choice for families who want a good value. Our new Low Carb and Lighter Fare menu insert helps guide customers to choices that are right for them and positions Bob Evans as a destination for even the most conscientious diner. Enhanced salads and desserts keep pace with contemporary tastes and make it known that Bob Evans is a great place for any meal. This fall, we'll introduce five combo entrees, including Sirloin Steak & Sizzling Shrimp or Grilled Chicken & Salmon, to root us firmly in the casual dining arena. At Bob Evans, we know that multiple choice is definitely the right answer when it comes to satisfying our customers.

Bob Evans FARMS®

CELEBRATE THE EVERYDAY.



Fried Shrimp Dinner, Pork Chop Dinner and Reese's® Peanut Butter Cup Sundae

Last Weekend We Made
21 MILLION GOOD IMPRESSIONS.


55¢ Off
Bob Evans
35¢ Off
Any two Fresh
Bob Evans
Roll Sausages

Wait until you see what we have planned for next week.



The key to Bob Evans' food products growth has always been sausage sales. But it's not enough to grow that single product, which is why we've broadened our high-quality offerings. We've also capitalized on our positive restaurant brand awareness. People who are familiar with our restaurants are more compelled to try our food products at home. Recipes in our restaurants, on our Web site and in our advertising offer meal solutions and, along with coupons, provide added incentives to try our products. In addition, our products — fresh sausage, refrigerated side dishes, and frozen breads and entrees — are great choices for any meal. And this week, we'll spread that message to a few million more people in their local newspapers.

Bob Evans
FARMS®

DOWN ON THE FARM®


ORIGINAL RECIPE S
PORK, HAMS AND TENDERLOINS
Bob Eva
ORIGINAL RECIPE SAU
PORK, HAMS AND TENDERLOINS INC

Spaghetti With Bob Evans Original Recipe Sausage



Whether it's the regular customer who comes in every day to have a favorite breakfast or travelers stopping by one of our Myrtle Beach restaurants for the first time, their opinions count.

Our regular customers are not shy about letting our restaurant employees know what they want added to our menu or if it took a little long to get that third refill on their coffee.

A customer who brings an issue to our attention is giving us a gift by allowing us to rectify the situation for him or her and before the same concern affects other customers.

During fiscal 2004, we introduced a guest satisfaction survey to provide statistically significant feedback to each restaurant with areas highlighted for improvement. On random customer receipts, an invitation to complete a phone survey is printed.


3.4%
2.6%
3.2%
-1.4%
1.2%*

SAME-STORE SALES CHANGE

*excludes extra week in fiscal 2004



< Knowing the Competition

Annually, we do extensive research to gather data regarding Bob Evans Restaurants as it relates to our competitors. While Bob Evans scores better in nearly every category than family restaurant chains, the research has given us a benchmark and the areas to focus on to better compete with casual dining choices.

Additionally, we are continuously enhancing the ways customers can communicate with us through phone, Web site, e-mail, comment cards and traditional mail. In the fall of 2003, we expanded our consumer relations department hours of operation to 24 hours a day, seven days a week to make sure we are available whenever our customers need us. Our goals are to have another opportunity to give our BEST – the Bob Evans Special Touch – to that restaurant or food products customer and to take action on the information for improvement.

Once we understand what is important to our customers, our silent shoppers visit each of our 558 restaurants numerous times annually to measure our performance on issues that most impact satisfaction. Our restaurant personnel are evaluated on their customer satisfaction scores.

Hearing from our customers is simply not enough. In addition to developing strategies to attract new customers, we are responsive to our current customers' changing needs.

Our customers told us they primarily think of us for breakfast because of the way we service tables and the atmosphere in our restaurants – that affirms the changes we already had in the works.

For example, during fiscal 2004, we excluded buscarts from our service procedures after 4 p.m. daily. Although we have long touted the efficiency of buscarts, we felt we could be a better contender as a choice for the evening meal period without them.

Additionally, we are constantly tweaking our facilities to better compete with casual chains through our rebuilt restaurants and new locations. The

Employees Deliver Customer *Satisfaction* >

In early fiscal 2005, we completed our roll-out of e-learning to provide more consistent, effective training to all restaurant employees. Better customer service and lower employee turnover are expected as a result of training on these in-store kiosks. Customer service, food safety, employee benefits...the possible topics for e-learning are endless.



changes, which will continue during fiscal 2005, are always within our brand personality; subtle, tasteful and contemporary with a homestyle twist.

A huge change in thinking is the fact that some of our customers may never need to enter our building. In testing call-ahead Curbside Carryout in a few of our restaurants, families can enjoy the flavors of Bob Evans by simply pulling into our parking lot. For their convenience, they call ahead, and we deliver the food to their vehicles.

Whether it's curbside or traditional carryout customers, we look forward to continue expanding this revenue center which in fiscal 2004 accounted for more than six percent of overall restaurant sales. Since the addition of pie cases to enhance carryout in 2000, sales of whole desserts have grown five-fold.

When a family is going out to eat, there are a variety of needs: convenience, healthy choices, educational activities for kids, and, more so now than ever, options for diners who have certain dietary restrictions. Did we mention great taste and good value?



At Bob Evans, we offer all of that in our family-casual restaurants. Since revamping our children's program in 2002, we have experienced a significant increase in visits with children. Our kids menu offers traditional options, plus favorites such as chicken quesadillas with salad, turkey and dressing with carrots and grilled chicken nibbles with sweet corn. Young guests enjoy our Kid Times activities while dining. The content is changed monthly and focuses on topics such as the solar system, teamwork and family farms.


Bob Evans
TOTAL
1 CARB
Per Serving!

< Low Carb with Great Taste

People looking to reduce their intake of carbohydrates certainly don't need to compromise on taste. Bob Evans Sausage contains only 1 gram of total carbohydrates per serving. In the Spring of 2004, we began highlighting this nutritional fact with a special label on our retail packaging.

We have options that appeal to adults too. The NPD Group, renowned industry researchers, estimates that approximately 25 percent of Americans are on a diet at a given time. Our Low Carb and Lighter Fare menu insert, introduced systemwide in the summer of 2004, guides consumers to choices that meet their needs.

In March 2004, we became one of the first full-service restaurants to post nutritional information for our entire menu on our Web site.

Regardless of whether or not customers are following a specific diet, they want flavorful food. Contemporary flavors and traditional fare that reminds you of home come together on the Bob Evans Restaurant menu.

What do spaghetti, meatloaf and shepherd's pie all have in common? They all taste better when made with Bob Evans Sausage...and that's the message we're telling consumers through our recipe advertising strategy during fiscal 2005.

In promoting recipes through our Web site, print advertisements and more than 30,000 specially designed recipe books sold in our 558 restaurants, we are focusing consumers' attention on making home-prepared food taste better with our grocery products. The recipes primarily focus on our core product, fresh sausage, which made up nearly half of the pounds sold in our food products division during fiscal 2004.

There's no doubt that the advertising worked given the bumps in sales we saw immediately following advertisements appearing in local newspaper inserts. Our advertising and promotions, combined with the attributes of our quality products, allowed Bob Evans Sausage market share to grow faster than that of other major competitors, according to A.C. Nielsen research.

A Sweet Line Extension >

In July 2004, we sweetened our frozen Brunch Bowls line with two new varieties – Stuffed French Toast with Mixed Berries and Cream Cheese and Stuffed French Toast with Apples and Cream Cheese. We've used the experience from our restaurants to create Brunch Bowls for consumers to enjoy at home without the effort.


NEW!
Bob Evans
Brunch Bowls
STUFFED FRENCH TOAST
NEW!

The recipe advertising also helped increase sales of other Bob Evans products. For example, in conjunction with shepherd's pie advertising, the sale of our refrigerated potato products – a key ingredient in the recipe – increased. Side dishes, including five varieties of potatoes and macaroni and cheese, are becoming a larger percent of our overall volume.

At Owens Country Sausage, our marketing strategy for fiscal 2004 included Hispanic advertising to reach our Spanish-speaking customers – a first in the industry.


Mimi's Cafe
4404
DAILY

Mimi's Café

On June 14, 2004, we announced that we had signed a definitive agreement to acquire Mimi's Café, an 81-unit restaurant chain headquartered in Tustin, Calif. If you haven't had the pleasure of visiting a Mimi's Café, imagine great food served in the atmosphere of a New Orleans café or a European bistro.

In line with our 50-year history of providing top-quality food and friendly service, Mimi's Café restaurants are also known for uncompromising quality on their casual menu. More than 100 freshly prepared breakfast, lunch and dinner items with diverse flavors are featured on the menu, with an average guest check of $9.50 per person.

With average unit sales of $3.3 million, Mimi's Café restaurants feature American comfort foods, such as the signature Chicken Pot Pie, Honey Bran Muffins and Café Corn Chowder, as well as a comprehensive selection

An Acquired Taste >

This acquisition positions Bob Evans Farms, Inc. for greater growth, a solid position in the casual restaurant industry and a West Coast presence. The combination of a family environment, exceptional food and operations across all three day parts makes Mimi's Cafés an excellent fit for us.



of ethnic cuisine and seafood favorites. They also offer a broad selection of beer and wine.

Mimi's Cafés operate in 10 states, primarily in the West and Southwest. As both chains continue to grow, we believe that each can serve its own niche – even on the same street. With Mimi's price points and targeted appeal, expansion of the concept will be primarily in upscale shopping and hospitality areas.

With attractive unit economics and a superb management team, Mimi's Café is expected to have a neutral to slightly positive effect on our earnings per share in fiscal 2005, with greater contributions expected in subsequent years.

Our LOCATIONS

RESTAURANTS

Bob Evans Restaurants
Owens Restaurants

FOOD PRODUCTS

Bob Evans Food Products Markets
Owens Country Sausage Markets
Bob Evans and Owens Country Sausage Markets
Production Plants / Distribution Center





BOB EVANS AND OWENS RESTAURANTS

Delaware	6	Missouri	19
Florida	42	New Jersey	3
Illinois	20	New York	13
Indiana	60	North Carolina	16
Iowa	1	Ohio	184
Kansas	3	Pennsylvania	32
Kentucky	21	South Carolina	5
Maryland	25	Tennessee	4
Massachusetts	1	Texas	9
Michigan	52	Virginia	15
Mississippi	1	West Virginia	26
		Total	**558**

For assistance locating one of our restaurants, please check the location guide on our Web site, www.bobevans.com.

BOB EVANS SAUSAGE

Galva, Ill.
Retail Processing Plant
Produces roll sausage and sausage links

Hillsdale, Mich.
Retail Processing Plant
Produces roll sausage; sausage links and patties; and grilling sausage

Bidwell, Ohio
Retail Processing Plant
Produces grilling sausage; sausage patties; and precooked sausage links

Springfield, Ohio
Foodservice Processing Plant
Produces soups; gravies; and sausage links

Springfield, Ohio
Distribution Center

Xenia, Ohio
Retail Processing Plant
Produces roll sausage and sausage links

OWENS COUNTRY SAUSAGE

Richardson, Texas
Retail and Foodservice Processing Plant
Produces roll sausage and burritos

Sulphur Springs, Texas
Retail and Foodservice Processing Plant
Produces convenience sandwich items

Consolidated Financial Review

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

	2004(a)	2003	2002(b)	2001	2000
Operating Results					
Net sales	$1,197,997	$1,091,337	$1,061,846	$1,007,508	$947,919
Operating income	113,301	117,133	103,863	83,466	85,487
Income before income taxes	111,990	115,503	100,836	78,714	83,954
Income taxes	39,955	40,426	33,154	27,943	31,061
Net income	72,035	75,077	67,682	50,771	52,893
Earnings per share of common stock:					
Basic	$2.07	$2.13	$1.94	$1.45	$1.38
Diluted	$2.03	$2.10	$1.91	$1.44	$1.38
Financial Position					
Working capital	$ (98,375)	$ (93,607)	$ (85,794)	$ (114,449)	$(129,475)
Property, plant and equipment - net	783,397	704,442	648,179	603,063	546,594
Total assets	868,233	784,591	721,973	678,715	624,441
Debt:					
Short-term	38,620	36,255	31,750	69,965	99,295
Long-term	24,333	28,333	32,333	36,000	431
Stockholders' equity	630,163	560,919	521,365	457,095	428,790
Supplemental Information for the Year					
Capital expenditures	$ 141,037	$ 106,268	$ 97,006	$ 99,807	$ 96,867
Depreciation and amortization	$ 50,106	$ 44,150	$ 41,974	$ 39,792	$ 36,480
Weighted-average shares outstanding:					
Basic	34,878	35,203	34,868	35,005	38,230
Diluted	35,513	35,813	35,490	35,284	38,366
Cash dividends declared per share	$0.48	$0.44	$0.39	$0.36	$0.36
Common stock market closing prices:					
High	$34.08	$32.87	$31.18	$21.38	$22.06
Low	$23.26	$21.22	$15.69	$12.56	$12.06
Supplemental Information at Year-End					
Employees	42,035	40,446	39,990	38,542	35,576
Stockholders	35,044	36,977	36,595	39,466	42,102
Market price per share at closing	$30.73	$24.91	$29.59	$18.85	$13.06
Book value per share	$17.88	$16.26	$14.77	$13.13	$12.09

(a) Fiscal 2004 was comprised of 53 weeks of activity versus 52 weeks of activity in each of the prior periods presented.

(b) Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

Consolidated Balance Sheets

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	April 30, 2004	April 25, 2003
Assets		
Current Assets		
Cash and equivalents	$ 3,986	$ 9,066
Accounts receivable	13,413	11,115
Inventories	19,540	16,872
Deferred income taxes	8,869	8,914
Prepaid expenses	1,664	1,975
Total Current Assets	47,472	47,942
Property, Plant and Equipment		
Land	247,695	225,812
Buildings and improvements	615,347	561,243
Machinery and equipment	276,373	256,203
Construction in progress	13,046	3,557
	1,152,461	1,046,815
Less accumulated depreciation	369,064	342,373
Net Property, Plant and Equipment	783,397	704,442
Other Assets		
Deposits and other	3,075	3,112
Long-term investments	17,791	14,306
Deferred income taxes	14,931	13,222
Goodwill	1,567	1,567
Total Other Assets	37,364	32,207
	$ 868,233	$ 784,591
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 34,620	$ 32,255
Current maturities of long-term debt	4,000	4,000
Accounts payable	12,390	10,374
Dividends payable	4,229	3,794
Federal and state income taxes	11,375	10,720
Accrued wages and related liabilities	20,887	18,834
Self insurance	17,441	19,241
Other accrued expenses	40,905	42,331
Total Current Liabilities	145,847	141,549
Long-Term Liabilities		
Deferred compensation	13,519	8,554
Deferred income taxes	54,371	45,236
Long-term debt	24,333	28,333
Total Long-Term Liabilities	92,223	82,123
Stockholders' Equity		
Common stock, $.01 par value; authorized 100,000,000 shares; issued 42,638,118 shares in 2004 and 2003	426	426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares in 2004 and 2003	60	60
Capital in excess of par value	149,967	150,253
Retained earnings	613,371	558,147
Treasury stock, 7,397,219 shares in 2004 and 8,144,025 shares in 2003, at cost	(133,661)	(147,967)
Total Stockholders' Equity	630,163	560,919
	$ 868,233	$ 784,591

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 30, 2004; April 25, 2003; and April 26, 2002	2004	2003	2002
Net Sales	$1,197,997	$1,091,337	$1,061,846
Cost of sales	340,840	286,977	298,329
Operating wage and fringe benefit expenses	418,029	379,875	362,770
Other operating expenses	174,932	164,916	157,909
Selling, general and administrative expenses	100,789	98,286	98,843
Net (gain) on sale of business and disposal of assets	0	0	(1,842)
Depreciation and amortization expense	50,106	44,150	41,974
Operating Income	113,301	117,133	103,863
Net interest expense	1,311	1,630	3,027
Income Before Income Taxes	111,990	115,503	100,836
Provisions For Income Taxes	39,955	40,426	33,154
Net Income	$ 72,035	$ 75,077	$ 67,682
Earnings Per Share – Basic	$2.07	$2.13	$1.94
Earnings Per Share – Diluted	$2.03	$2.10	$1.91

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	Common Stock	Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Total
Stockholders' Equity at 4/27/01	$426	$60	$150,670	$444,476	$(138,537)	$457,095
Net income				67,682		67,682
Dividends declared				(13,636)		(13,636)
Treasury stock repurchased					(5,749)	(5,749)
Treasury stock reissued under employee plans			(1,434)		15,379	13,945
Stock options granted under employee plans			395			395
Tax reductions - employee plans			1,633			1,633
Stockholders' Equity at 4/26/02	426	60	151,264	498,522	(128,907)	521,365
Net income				75,077		75,077
Dividends declared				(15,452)		(15,452)
Treasury stock repurchased					(30,024)	(30,024)
Treasury stock reissued under employee plans			(3,084)		10,964	7,880
Stock options granted under employee plans			229			229
Tax reductions - employee plans			1,844			1,844
Stockholders' Equity at 4/25/03	426	60	150,253	558,147	(147,967)	560,919
Net income				72,035		72,035
Dividends declared				(16,811)		(16,811)
Treasury stock repurchased					(3,171)	(3,171)
Treasury stock reissued under employee plans			(4,058)		17,477	13,419
Tax reductions - employee plans			3,772			3,772
Stockholders' Equity at 4/30/04	$426	$60	$149,967	$613,371	$(133,661)	$630,163

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 30, 2004; April 25, 2003; and April 26, 2002	2004	2003	2002
Operating Activities			
Net income	$ 72,035	$ 75,077	$ 67,682
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	50,106	44,150	41,974
Deferred compensation	4,965	2,372	1,488
Deferred income taxes	7,471	12,666	7,963
(Gain) loss on disposal of assets	1,269	1,349	(691)
(Gain) loss on long-term investments	(1,871)	1,738	577
Compensation expense attributable to stock plans	681	1,488	1,590
Cash provided by (used for) current assets and current liabilities:			
Accounts receivable	(2,298)	514	(105)
Inventories	(2,668)	(1,620)	140
Prepaid expenses	311	(959)	1,838
Accounts payable	2,016	(367)	2,531
Federal and state income taxes	4,427	3,235	(1,654)
Accrued wages and related liabilities	2,053	(970)	3,724
Self insurance	(1,800)	1,519	1,181
Other accrued expenses	(138)	4,710	6,108
Net cash provided by operating activities	136,559	144,902	134,346
Investing Activities			
Purchase of property, plant and equipment	(141,037)	(106,268)	(97,006)
Purchase of long-term investments	(2,048)	(4,282)	(2,135)
Proceeds from sale of property, plant and equipment	9,853	4,940	2,594
Cash proceeds from divestiture	0	0	16,276
Other	37	(75)	192
Net cash used in investing activities	(133,195)	(105,685)	(80,079)
Financing Activities			
Cash dividends paid	(16,376)	(15,187)	(13,239)
Purchase of treasury stock	(3,171)	(30,024)	(5,749)
Line of credit	2,365	4,505	(38,215)
Principal payments on long-term debt	(4,000)	(4,000)	(3,667)
Proceeds from issuance of treasury stock	12,738	6,621	12,750
Net cash used in financing activities	(8,444)	(38,085)	(48,120)
Increase (decrease) in cash and equivalents	(5,080)	1,132	6,147
Cash and equivalents at the beginning of the year	9,066	7,934	1,787
Cash and equivalents at the end of the year	$ 3,986	$ 9,066	$ 7,934

See Notes to Consolidated Financial Statements

Dollars in thousands unless otherwise noted, except per share amounts

Note A · Summary of Significant Accounting Policies

Description of Business: Bob Evans Farms, Inc. owns and operates 558 full-service, family-casual restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. The company also produces fresh and fully cooked pork products, as well as other complementary food products, that are distributed primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas.

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Fiscal Year: The company's fiscal year ends on the last Friday in April. References herein to 2004, 2003 and 2002 refer to fiscal years ended April 30, 2004; April 25, 2003; and April 26, 2002, respectively. Fiscal year 2004 was comprised of 53 weeks. Fiscal years 2003 and 2002 were comprised of 52 weeks.

Revenue Recognition: Revenue is recognized in the restaurant segment at the point of sale. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

Cash Equivalents: The company considers all highly liquid instruments, with a maturity of three months or less when purchased, to be cash equivalents.

Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($14,181 in 2004 and $12,475 in 2003) and finished goods ($5,359 in 2004 and $4,397 in 2003).

Property, Plant and Equipment: The company states property, plant and equipment at cost less accumulated depreciation. Depreciation is calculated on the straight-line and accelerated methods at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). The straight-line depreciation method was adopted for all new property beginning in 1995. Depreciation on property placed in service prior to 1995 continues to be calculated principally on accelerated methods.

Long-Term Investments: Long-term investments include assets held under certain deferred compensation arrangements and investments in income tax credit limited partnerships. Assets held under certain deferred compensation arrangements represent the cash surrender value of company-owned life insurance policies. An offsetting liability for the amount of the cash surrender value is included in the deferred compensation liability on the balance sheet. Investments in income tax credit limited partnerships are recorded at amortized cost. The company amortizes the investments to the expected residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period.

Goodwill and Other Intangible Assets: Goodwill, which represents the cost in excess of net assets acquired, was $1,567 in 2004 and 2003. Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* states that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to an annual impairment test in accordance with the statement. As required by SFAS No. 142, the company completed the transitional impairment test of goodwill as of April 26, 2002, and concluded that no impairment existed. The company has selected the end of the fourth quarter as the date on which to perform its ongoing annual impairment test. The 2004 and 2003 tests indicated no goodwill impairment. Goodwill amortization expense was $319 ($211 net of income taxes) in 2002. The following table illustrates the effect on net income and earnings per share if the company had excluded such goodwill amortization in 2002.

	2004	2003	2002
Net Income			
As reported	$72,035	$75,077	$67,682
Pro forma, excluding goodwill amortization	$72,035	$75,077	$67,893
Earnings Per Share - Basic			
As reported	$2.07	$2.13	$1.94
Pro forma, excluding goodwill amortization	$2.07	$2.13	$1.95
Earnings Per Share - Diluted			
As reported	$2.03	$2.10	$1.91
Pro forma, excluding goodwill amortization	$2.03	$2.10	$1.91

The company did not have any other intangible assets as of the end of 2004 or 2003. Amortization expense of other intangible assets in 2002 was $60.

Financial Instruments: The fair values of the company's financial instruments approximate their carrying values at April 30, 2004, and April 25, 2003. The company does not use derivative financial instruments for speculative purposes.

Self-insurance: The company is self-insured for most workers' compensation, general liability and automotive liability losses (collectively "casualty losses"), as well as employee health care claims. The company maintains stop-loss coverage with third party insurers to limit its total exposure. The recorded liability associated with these programs is based on an estimate of the ultimate costs to be incurred to settle known claims and claims incurred but not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Pre-opening Expenses: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $42,295; $43,602; and $43,264 in 2004, 2003 and 2002, respectively.

Cost of Sales: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment. Cash rebates that the company receives from suppliers are recorded as a reduction of cost of sales in the periods in which they are earned. The amount of each rebate is directly related to the quantity of product purchased from the supplier.

Promotional Spending: In its food products segment, the company engages in promotional (sales incentive) programs in the form of "off-invoice" deductions, cooperative advertising programs and coupons. Costs associated with these programs are classified as a reduction of net sales in the period in which the sale occurs.

Comprehensive Income: Comprehensive income is the same as reported net income.

Earnings Per Share: Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share calculations reflect the assumed exercise and conversion of outstanding stock options.

The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

	2004	2003	2002
Basic	34,878	35,203	34,868
Dilutive stock options	635	610	622
Diluted	35,513	35,813	35,490

Options to purchase 696,387; 653,571; and 0 shares of common stock in 2004, 2003 and 2002, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Stock-Based Employee Compensation: At April 30, 2004, the company had various stock-based employee compensation plans that are described more fully in Note E. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recorded for stock options granted at less than fair market value in 2004, 2003 and 2002 was $0; $229; and $395, respectively.

Dollars in thousands unless otherwise noted, except per share amounts

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation:

	2004	2003	2002
Net Income, as reported	$72,035	$75,077	$67,682
Add: Stock-based employee compensation cost, net of related tax effects, included in reported net income	0	149	261
Deduct: Stock-based employee compensation cost, net of related tax effects, determined under the fair value method for all awards	(4,124)	(4,162)	(2,642)
Net Income, Pro forma	$67,911	$71,064	$65,301
Earnings Per Share - Basic			
As reported	$2.07	$2.13	$1.94
Pro forma	$1.95	$2.02	$1.87
Earnings Per Share - Diluted			
As reported	$2.03	$2.10	$1.91
Pro forma	$1.91	$1.99	$1.85

Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

Reflected in these pro forma amounts are weighted-average fair values of options of $7.88, $10.16 and $6.21 in 2004, 2003 and 2002, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	1.85%	1.72%	1.79%
Expected volatility	40.29%	41.25%	40.47%
Risk-free interest rate	1.73%	3.96%	4.85%
Expected life (in years)	3.8	4.1	4.8

Reclassifications: Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 classification.

Note B • Long-Term Debt and Credit Arrangements

In April 2001, the company issued a $40,000 unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity. Customary for this type of agreement, the note contains certain restrictive covenants related to tangible net worth, debt levels and fixed charge coverage. At April 30, 2004, $28,333 was outstanding on this note.

The company also has arrangements with certain banks from which it may borrow up to $70,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 30, 2004, $34,620 was outstanding under these arrangements, and unused bank lines of credit available were $35,380. During 2004 and 2003, respectively, the maximum amounts outstanding under these unsecured lines of credit were $45,540 and $34,415, and the average amounts outstanding were $36,826 and $19,543 with weighted-average interest rates of 1.70% and 2.17%. All interest paid on these arrangements is at floating rates.

Interest costs of $1,474; $1,335; and $1,536 incurred in 2004, 2003 and 2002, respectively, were capitalized in connection with the company's construction activities.

Dollars in thousands unless otherwise noted, except per share amounts

Note C • Divestiture and Net Gain on Disposal of Assets

In 2002, the company sold Hickory Specialties, Inc., which produced and distributed smoke flavorings, for $16,276 in cash. The company realized a net gain on the transaction of $3,334 (before and after tax). The company's results of operations included net sales of $4,951 and operating loss of $39 in 2002 for the divested business.

In 2002, the company also realized a loss of $1,492 ($985 after tax) on the disposal of certain assets in the restaurant segment.

Note D • Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 30, 2004, and April 25, 2003, were as follows:

	April 30, 2004	April 25, 2003
Deferred tax assets:		
Loss on impaired assets	$ 7,546	$ 7,546
Self-insurance	6,453	7,119
Vacation pay	1,381	1,303
Stock compensation plans	7,385	5,463
Accrued bonus	440	445
Inventory and other	595	260
Total deferred tax assets	23,800	22,136
Deferred tax liabilities:		
Accelerated depreciation/asset disposals	52,992	43,494
Other	1,379	1,742
Total deferred tax liabilities	54,371	45,236
Net deferred tax liabilities	$30,571	$23,100

Significant components of the provisions for income taxes are as follows:

	2004	2003	2002
Current:			
Federal	$29,590	$25,080	$23,188
State	2,894	2,680	2,237
Total current	32,484	27,760	25,425
Deferred, primarily federal	7,471	12,666	7,729
Total tax provisions	$39,955	$40,426	$33,154

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

	2004	2003	2002
Tax at statutory rate	$39,196	$40,246	$35,292
State income tax (net)	1,881	1,743	1,585
Nontaxable gain on divestiture	0	0	(1,167)
Other	(1,122)	(1,743)	(2,556)
Provisions for income taxes	$39,955	$40,426	$33,154

Taxes paid during 2004, 2003 and 2002 were $25,901; $22,383; and $24,886, respectively.

Dollars in thousands unless otherwise noted, except per share amounts

The company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgement is required in determining the company's effective tax rate and in evaluating its tax positions. The company establishes reserves when, despite its belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and that it may not succeed. The company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest. This rate is then applied to its quarterly operating results.

A number of years may elapse before a particular matter, for which the company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the company's cash. Favorable resolution would be recognized as a reduction to its effective tax rate in the year of resolution.

Note E • Stock-Based Compensation Plans

The company has employee stock option plans adopted in 1991, 1994 and 1998; a nonemployee directors' stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for:

1.) incentive stock options may not be less than the fair market value of the stock at the grant date and
2.) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans prohibit option prices less than the fair market value of the stock at the grant date.

The company's supplemental executive retirement plan (SERP) provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of nonqualified stock options, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock.

Options granted under the SERP expire five years after the earlier of the date the recipient attains age 65 or dies. All other options may be granted for a period of up to five years under the 1989 plan and up to 10 years under the other plans.

The following table summarizes option-related activity for the last three years:

	Shares	Price Range		
Outstanding, April 27, 2001	2,384,306	$6.56	to	$21.38
Granted	910,316	9.50	to	17.46
Exercised	(760,288)	6.56	to	21.38
Canceled or expired	(70,767)	6.56	to	21.38
Outstanding, April 26, 2002	2,463,567	6.56	to	21.38
Granted	744,715	14.91	to	31.16
Exercised	(381,482)	8.69	to	31.16
Canceled or expired	(41,419)	14.44	to	31.16
Outstanding, April 25, 2003	2,785,381	6.56	to	31.16
Granted	766,893	27.84	to	27.84
Exercised	(795,305)	6.78	to	31.16
Canceled or expired	(43,963)	6.56	to	31.16
Outstanding, April 30, 2004	2,713,006	$6.56	to	$31.16

Dollars in thousands unless otherwise noted, except per share amounts

In addition to the outstanding options, 1,663,077 stock option shares were available for grant at April 30, 2004. The following table summarizes information regarding stock options outstanding at April 30, 2004:

Range of Exercise Prices	Options Outstanding: Number Outstanding at 4/30/04	Options Outstanding: Weighted-Avg. Remaining Contractual Life	Options Outstanding: Weighted-Avg. Exercise Price	Options Exercisable: Number Exercisable at 4/30/04	Options Exercisable: Weighted-Avg. Exercise Price
$ 6.56 to $13.99	256,944	10.1	$ 9.21	118,323	$ 9.32
14.00 to 14.49	168,377	5.3	14.44	147,557	14.44
14.50 to 16.99	67,312	5.9	15.23	53,102	15.31
17.00 to 18.99	500,248	6.6	17.46	239,563	17.46
19.00 to 26.99	298,587	4.9	19.81	298,587	19.81
27.00 to 31.16	1,421,538	8.3	29.42	255,904	30.93
$ 6.56 to $31.16	2,713,006	7.5	$22.96	1,113,036	$19.82

The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company, as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met; at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2004 and 2003, 71,926 and 83,949 shares, respectively were awarded as part of the LTIP. Compensation expense attributable to the plan was $681 in 2004, $1,259 in 2003 and $1,195 in 2002.

Note F • Other Compensation Plans

The company has a profit sharing plan that covers substantially all employees who have at least 1,000 hours of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2004, 2003 and 2002 were $3,974; $3,833; and $4,270, respectively.

In 1999, the company implemented the Bob Evans Executive Deferral Plan (BEEDP). The BEEDP provides certain executives the opportunity to defer a portion of their current income to future years.

The company's SERP also provides executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $379; $2,398; and $769 in 2004, 2003 and 2002, respectively.

Note G • Commitments and Contingencies

At April 30, 2004, the company had contractual commitments approximating $40,825 for restaurant construction, plant equipment additions and purchases of land and inventory. At April 30, 2004, the company also had commitments for future minimum payments on operating leases of approximately $2.3 to $2.9 million per year for each of the next five years. The company had 69 and 61 leased restaurant locations in 2004 and 2003, respectively.

The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company has accounted for its liabilities for casualty losses, including both reported and incurred but not reported claims, based on information provided by independent actuaries. The company has accounted for its employee health care claims liability through a review of incurred and paid claims history.

Management believes that it has recorded reserves for casualty losses and employee health care claims at a level that has substantially mitigated the potential negative impact of adverse developments and/or volatility. Management believes that its calculation of casualty losses and employee health care claims liabilities would not change materially under different conditions

Dollars in thousands unless otherwise noted, except per share amounts

and/or different methods. However, due to the inherent volatility of actuarially determined casualty losses and employee health care claims, it is reasonably possible that the company could experience changes in estimated losses, which could be material to both quarterly and annual net income.

The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers' compensation claims and tax assessments, are in litigation or administrative hearings. While it is not feasible to predict the outcome, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company.

Note H • Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	$295,472	$277,021	$297,260	$277,601	$291,397	$271,252	$313,868	$265,463
Gross profit	30,428	32,256	28,196	31,358	24,457	26,080	30,220	27,439
Net income	19,246	20,624	17,900	20,078	15,591	16,733	19,298	17,642
Earnings per share:								
Basic	$0.56	$0.58	$0.52	$0.57	$0.45	$0.48	$0.55	$0.51
Diluted	0.55	0.57	0.51	0.56	0.44	0.47	$0.54	0.50
Common stock bid prices:								
High	$29.07	$33.30	$29.60	$28.33	$33.25	$25.90	$34.37	$26.29
Low	23.00	23.09	24.79	21.65	28.07	21.75	30.44	21.18
Cash dividends declared	$0.12	$0.11	$0.12	$0.11	$0.12	$0.11	$0.12	$0.11

- Gross profit represents operating income.
- Each fiscal quarter is comprised of a 13-week period, with the exception of a 14-week period in the fourth quarter in fiscal year 2004.
- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.
- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol - BOBE), which is the principal market for the company's common stock.
- The number of stockholders of the company's common stock at June 16, 2004, was 34,993.

Dollars in thousands unless otherwise noted, except per share amounts

Note I • Industry Segments

The company's operations include restaurant operations and the processing and sale of food products. The revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the consolidated financial statements.

Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company's operations in each segment. General corporate assets consist of cash equivalents, long-term investments and income taxes.

Information on the company's industry segments is summarized as follows:

	2004	2003	2002
Sales			
Restaurant operations	$ 984,896	$ 902,345	$ 870,257
Food products	248,373	219,820	222,403
	1,233,269	1,122,165	1,092,660
Intersegment sales of food products	(35,272)	(30,828)	(30,814)
Total	$1,197,997	$1,091,337	$1,061,846
Operating Income			
Restaurant operations	$ 95,878	$ 92,896	$ 85,009
Food products	17,423	24,237	18,854
Total	$ 113,301	$ 117,133	$ 103,863
Depreciation and Amortization Expense			
Restaurant operations	$ 42,516	$ 37,482	$ 35,060
Food products	7,590	6,668	6,914
Total	$ 50,106	$ 44,150	$ 41,974
Capital Expenditures			
Restaurant operations	$ 121,366	$ 97,113	$ 88,267
Food products	19,671	9,155	8,739
Total	$ 141,037	$ 106,268	$ 97,006
Identifiable Assets			
Restaurant operations	$ 749,599	$ 680,843	$ 626,318
Food products	76,933	65,472	60,713
	826,532	746,315	687,031
General corporate assets	41,701	38,276	34,942
Total	$ 868,233	$ 784,591	$ 721,973

Note J • Subsequent Event

On June 11, 2004, the company signed a definitive agreement to acquire SWH Corporation (d/b/a Mimi's Café) for $182 million in cash, which includes the assumption of approximately $78.7 million of outstanding indebtedness. Mimi's Café is a casual dining chain based in Tustin, Calif., that operates 81 company-owned Mimi's Café restaurants in 10 states. The acquisition, which is contingent upon customary regulatory approvals, is expected to be completed in July 2004 and will be financed initially through a committed credit facility, which is expected to be refinanced through a private placement of approximately $190 million in debt securities.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Bob Evans Farms, Inc.:

We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 30, 2004, and April 25, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 30, 2004, and April 25, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Columbus, Ohio
June 7, 2004

Results of Operations

During the second quarter of fiscal 2002, the company sold Hickory Specialties, Inc. ("HSI"), which produced and distributed smoke flavorings. Therefore, certain fiscal year comparisons have been adjusted to exclude the effect of the business sold. The company's results of operations for fiscal 2002 included net sales of $5.0 million and an operating loss of $39,000 from HSI.

References herein to 2005, 2004, 2003 and 2002 refer to fiscal years. Fiscal 2004 is a 53-week year, whereas all other years presented are 52-week years.

General Overview

The company owns and operates 558 full-service, family-casual restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. Revenue is recognized in the restaurant segment at the point of sale. The company also produces fresh and fully cooked pork products, as well as distributes other complementary food products primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

The following table reflects data for the company's fiscal year ended April 30, 2004, compared to the preceding two fiscal years. The consolidated information is derived from the accompanying consolidated statements of income. Also included is data for the company's two industry segments – restaurant operations and food products. The ratios presented reflect the underlying dollar values expressed as a percentage of the applicable net sales amount.

(Dollars in thousands)	Consolidated Results			Restaurant Segment			Food Products Segment		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net sales	$1,197,997	$1,091,337	$1,061,846	$984,896	$902,345	$870,257	$213,101	$188,992	$191,589
Operating income	$113,301	$117,133	$103,863	$95,878	$92,896	$85,009	$17,423	$24,237	$18,854
Cost of sales	28.4%	26.3%	28.1%	24.4%	23.6%	24.6%	47.3%	39.0%	44.1%
Operating wages	34.9%	34.8%	34.2%	39.6%	39.2%	38.8%	13.4%	14.0%	13.0%
Other operating	14.6%	15.1%	14.9%	16.6%	17.1%	17.0%	5.3%	5.5%	5.0%
S.G.&A.*	8.4%	9.0%	9.1%	5.4%	5.6%	5.8%	22.2%	25.2%	24.5%
Depr. & amort.	4.2%	4.1%	3.9%	4.3%	4.2%	4.0%	3.6%	3.5%	3.6%
Operating income*	9.5%	10.7%	9.8%	9.7%	10.3%	9.8%	8.2%	12.8%	9.8%

*Fiscal 2002 includes one-time consolidated net gain of $1,842 ($3,334 gain in food products segment and $1,492 loss in restaurant segment).

Restaurant Segment Overview

The ongoing economic and industry-wide factors relevant to the restaurant segment include: competition, same-store sales (defined in the sales section below), labor and fringe benefit expenses, commodity prices, energy prices, restaurant openings and closings, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2004, the three factors that had the greatest impact on restaurant segment profitability were:

1.) lower same-store sales than management expected;
2.) higher commodity prices for the food items purchased; and
3.) increased costs associated with opening new restaurants.

Same-store sales in 2004, which management had projected to increase approximately 2%, increased only 1.2% (excluding the extra week in 2004) compared to 2003. Management believes that a lagging economic recovery in the Midwest for much of 2004 and continued competition within the industry negatively impacted same-store sales.

Higher commodity prices – particularly for beef, chicken, pork, eggs and oils – put negative pressure on restaurant cost of sales in 2004. Had restaurant cost of sales in 2004 matched the rate in the corresponding period last year (24.4% vs. 23.6%), and all other factors remained constant, restaurant operating income would have been nearly $7.9 million higher in 2004.

An increase of new restaurant openings in addition to a higher pre-opening expense average per store resulted in a $3.5 million increase in pre-opening expenses in

2004 compared to 2003. This increase is reflected in both operating wages and other operating expenses with a corresponding decrease to restaurant operating income.

All three of the factors are discussed further in the detailed sections that follow. However, the end result is that restaurant operating income increased $3.0 million, or 3.2%, in 2004 compared to 2003. Furthermore, the segment's operating income margin fell to 9.7% from 10.3% during the same periods. Excluding the impact of the extra week in 2004, management estimates that restaurant operating income would have decreased $1.4 million, or 1.6%, in 2004 versus 2003.

Food Products Segment Overview

The ongoing economic and industry-wide factors relevant to the food products segment include: hog costs, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2004, the two factors that had the greatest impact on food products segment profitability were:

1.) higher-than-expected sales growth; and
2.) changes in hog costs.

Food products segment net sales increased 12.8% in 2004 compared to 2003, although management had projected an increase of approximately 7%. Excluding the impact of the extra week in 2004, food products net sales increased 10.7% in 2004 compared to 2003. The higher net sales were driven by a combination of a 7.6% increase in pounds sold of comparable products (principally sausage and refrigerated potatoes) and less discounting (via promotional spending). The comparable pounds sold calculation excludes the extra week in 2004. Promotional spending represents sales incentives in the form of "off-invoice" deductions, cooperative advertising programs and coupons, which are all classified as a reduction of net sales. The decrease in promotional spending, which did not significantly lessen sales volume, resulted in a higher net sales price and better profit margins for the products sold.

Hog costs represent the majority of food products segment cost of sales, and the volatile nature of hog costs greatly impacts the profitability of the segment. Compared to a year ago, hog costs increased 43.6% in 2004. This increase caused cost of sales in the food products segment to increase from 39.0% to 47.3% of sales in 2003 versus 2004.

The significant sales increase in the food products segment provided improved leverage of most expenses. However, the higher hog costs resulted in a lower profit for the segment. The segment's operating income decreased $6.8 million, or 28.1%, in 2004 compared to 2003. Excluding the extra week, food products operating income decreased $7.4 million, or 30.4%.

Sales

Consolidated net sales increased $106.7 million, or 9.8%, in 2004 compared to 2003. The 2004 increase was the net result of an $82.6 million increase in restaurant segment sales and a $24.1 million increase in food products segment sales. Excluding the impact of the extra week in 2004, consolidated net sales increased $84.0 million, or 7.7%, in 2004 versus 2003. Excluding HSI, consolidated net sales increased $34.5 million, or 3.3%, in 2003 compared to 2002.

Restaurant segment sales accounted for 82.2%, 82.7% and 82.0% of total sales in 2004, 2003 and 2002, respectively. The $82.6 million additional restaurant sales in 2004 represented a 9.1% increase over 2003 sales, which were 3.7% higher than 2002 sales. Excluding the impact of the extra week in 2004, restaurant sales increased 7.1% in 2004 over 2003. The increase in restaurant sales in 2004 was the result of more restaurants in operation and a 1.2% increase in same-store sales (excluding the impact of the extra week in 2004). The same-store sales increase included an average menu price increase of 2.3% in 2004. Same-store sales decreased 1.4% in 2003 and increased 3.2% in 2002 (inclusive of average menu price increases of 2.8% for both 2003 and 2002). Restaurant same-store sales computations for a given year are based on net sales of stores that are open for at least two years prior to the start of that year. Sales of stores to be rebuilt are excluded for all periods in the computation when construction commences on the replacement building. Sales of closed stores are excluded for all periods in the computation.

Additional restaurant sales growth in 2004 was provided by an increase in the number of operating locations: 558 restaurants in operation at the end of 2004 versus 523 at the end of 2003. The 2004 openings included further expansion into existing markets for the company, particularly in Ohio, but also with an emphasis on Florida where eight restaurants were opened. During 2004, two under-performing restaurants were closed. The following chart summarizes restaurant openings and closings during the last two years:

	Beginning	Opened	Closed	Ending
Fiscal Year 2004				
First Quarter	523	3	2	524
Second Quarter	524	11	0	535
Third Quarter	535	12	0	547
Fourth Quarter	547	11	0	558
Fiscal Year 2003				
First Quarter	495	0	0	495
Second Quarter	495	4	0	499
Third Quarter	499	8	0	507
Fourth Quarter	507	17	1	523

An emphasis on dessert and carryout sales also contributed to the restaurant sales increase in 2004. Carryout sales represented 6.3% of restaurant segment sales in 2004 compared to 5.8% and 5.4% in 2003 and 2002, respectively. Retail merchandise sales comprised 1.7% of both 2004 and 2003 restaurant segment sales.

Various promotional programs were employed throughout the last few years, including those involving gift certificates, children's programs and seasonal menu offerings. The current-year strategy included advertising the variety of menu offerings from the company that meet the various diet requirements of today's consumer. The company has also updated the appearance of many of its restaurants, of which nine were rebuilt and many remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with menu innovations and seasonal merchandising, have upgraded the Bob Evans concept.

Food products segment sales accounted for 17.8%, 17.3% and 18.0% of total sales in 2004, 2003 and 2002, respectively. Food products segment sales increased $24.1 million, or 12.8%, in 2004 versus 2003. Excluding the impact of the extra week in 2004, food products segment sales increased $20.3 million, or 10.7%, in 2004 versus 2003. The 2004 sales increase was reflective of a 7.6% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding both newer products and the extra week in 2004). The increase in volume was reflective of the strength in the company's core sausage products, refrigerated potato products and the reformulated Bob Evans Express fully cooked sausage links. A $2.0 million decrease in promotional spending, which is netted against sales, also contributed to the increase in sales.

Food products segment sales decreased $2.6 million, or 1.4%, in 2003 compared to 2002. Excluding HSI, food products segment sales increased $2.4 million, or 1.3% in 2003 compared to 2002. This sales increase was reflective of an increase in the volume of sausage products sold, which was partially offset by lower net prices charged by the company for its sausage products. The company experienced a 4.7% increase in comparable pounds sold (calculated using the same products in both periods and excluding newer products) in 2003 versus 2002. Including newer products, such as refrigerated potato products, and items other than sausage, volume increased 6.7% in 2003 versus 2002. The company was able to lower the net prices charged for sausage products in 2003 in response to lower hog costs (discussed below).

Cost of Sales

Consolidated cost of sales (cost of materials) was 28.4%, 26.3% and 28.1% of sales in 2004, 2003 and 2002, respectively.

In the restaurant segment, cost of sales (predominantly food cost) was 24.4%, 23.6% and 24.6% of sales in 2004, 2003 and 2002, respectively. The company attributed the significant increase in 2004 to cost increases in a number of the commodity food items purchased, such as beef, oils, eggs, chicken, and pork. Additional cost pressures were due to a shift in the product mix as the company featured its Dinner Sensations, which carry an above-average food cost.

Food products segment cost of sales was 47.3%, 39.0% and 44.1% of sales in 2004, 2003 and 2002, respectively. These results were reflective of changing hog costs, which averaged $37.99, $26.46 and $37.84 per hundredweight in 2004, 2003 and 2002, respectively. The 2004 average represented a 43.6% increase compared to 2003, and the 2003 average represented a 30.1% decrease compared to 2002. The increase in cost of sales also reflects the additional sales of purchased products (i.e. mashed potatoes, frozen entrees, etc.), which tend to have higher cost of sales when compared to the manufactured products.

Operating Wage and Fringe Benefit Expenses

Consolidated operating wage and fringe benefit expenses ("operating wages") were 34.9%, 34.8% and 34.2% of sales in 2004, 2003 and 2002, respectively. The operating wage ratio increased in the restaurant segment but decreased in the food products segment.

In the restaurant segment, operating wages were 39.6%, 39.2% and 38.8% of sales in 2004, 2003 and 2002, respectively. The increase in 2004 was attributable mainly to higher hourly and management wages resulting from increased training costs associated with new store openings. Also contributing to the increase was the fact that wages were not as well leveraged due to lower-than-expected same-store sales. The increase in 2003 was attributable mainly to higher management wages.

In the food products segment, operating wages were 13.4%, 14.0% and 13.0% of sales in 2004, 2003 and 2002, respectively. The improvement in the operating wages ratio in 2004 was primarily due to significantly increased sales, which resulted in more leverage of wage expense in 2004. The 2003 increase was due mostly to higher hourly wages related to the increase in volume of sausage products produced, as well as the addition of a new distribution center in 2003.

Other Operating Expenses

More than 93% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2004; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than federal and state income taxes) and credit card processing fees. Consolidated operating expenses were 14.6%, 15.1% and 14.9% of sales in 2004, 2003 and 2002, respectively. Restaurant segment operating expenses were impacted in 2004 versus 2003 by decreases in utility expense (3.3% of sales versus 3.5%) and advertising expense (3.5% of sales versus 3.7%) partially offset by higher costs associated with new restaurant openings.

Food products segment operating expenses as a percent of sales improved from 5.5% in 2003 to 5.3% in 2004 due to significantly increased sales, which resulted in a better leverage of costs. The operating expenses increase in 2003 was the result of higher repair and maintenance and insurance expense, as well as the addition of a new distribution center in 2003.

Selling, General and Administrative Expenses

The most significant components of selling, general and administrative ("S,G & A") expenses were wages, fringe benefits and food products segment advertising expenses. Consolidated S,G & A expenses represented 8.4%, 9.0% and 9.3% of sales in 2004, 2003 and 2002, respectively. Excluding HSI, S,G & A expenses were 9.2% of sales in 2002. The decrease as a percentage of sales in 2004 was due mostly to significantly increased sales in the food products segment, which resulted in improved leverage of S, G & A expenses, as well as less food products segment advertising expenses. The decrease as a percentage of sales in 2003 was also due to the improved leverage of S, G & A expenses and less food products segment advertising expenses.

Net Gain on Disposal of Assets

During the second quarter of fiscal 2002, the company sold HSI, which resulted in a gain (before and after tax) of $3.3 million. The company also realized a loss of $1.5 million ($1.0 million after tax) on the disposal of certain restaurant segment assets during the second quarter of fiscal 2002. There were no significant gains or losses on asset disposals during 2004 or 2003.

Taxes

Excluding the impact of the HSI divestiture on the 2002 effective tax rate, the effective federal and state income tax rates were 35.7%, 35.0% and 34.0% in 2004, 2003 and 2002, respectively.

Liquidity and Capital Resources

Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital, capital expenditure requirements and treasury share purchases. Cash and equivalents totaled $4.0 million at April 30, 2004. Dividends paid represented 22.7% of net income in 2004 and 20.2% of net income in 2003.

Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2004 and 2003. At April 30, 2004, $34.6 million was outstanding under such arrangements, and unused bank lines of credit available were $35.4 million. The unsecured revolving lines of credit are renewed annually.

In 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 30, 2004, $28.3 million was outstanding on this note.

Payments of the company's contractual obligations under outstanding indebtedness as of April 30, 2004, are as follows:

Payments Due By Period (in thousands)

Contractual Obligations	Total	1 Year and less	2-3 Years	4-5 Years	After 5 Years
Operating leases	$37,412	$ 2,911	$5,316	$ 4,862	$24,323
Long-term debt	$28,333	$ 4,000	$8,000	$16,333	$ -
Purchase obligations	$40,825	$40,825	$ -	$ -	$ -

The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2005 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted.

The company expects operating lease payments to approximate $2.3 to $2.9 million annually for the next five years. At the end of 2004, the company also had $9.7 million in standby letters of credit for self-insurance plans.

At April 30, 2004, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $40.8 million. Total capital expenditures for 2005 are expected to approximate $124.0 million and depreciation and amortization expenses are expected to approximate $57.5 million. The company plans to open approximately 40 restaurants in fiscal 2005, as well as upgrade various property, plant and equipment in both segments.

The amounts of other contingent commercial commitments by expiration period as of April 30, 2004, are as follows:

Amount of Commitment Expiration Per Period (in thousands)

Other Commercial Commitments	Total Amounts Committed	1 Year and less	2-3 Years	4-5 Years	After 5 Years
Lines of credit	$34,620	$34,620	$ -	$ -	$ -
Standby letters of credit	9,675	9,675	$ -	$ -	$ -
Total commercial commitments	$44,295	$44,295	$ -	$ -	$ -

On June 11, 2004, the company signed a definitive agreement to acquire SWH Corporation (d/b/a Mimi's Café) for $182 million in cash, which includes the assumption of approximately $78.7 million of outstanding indebtedness. Mimi's Café is a casual dining chain based in Tustin, Calif., that operates 81 company-owned Mimi's Café restaurants in 10 states. The acquisition, which is contingent upon customary regulatory approvals, is expected to be completed in July 2004 and will be financed initially through a committed credit facility, which is expected to be refinanced through a private placement of approximately $190 million in debt securities.

Critical Accounting Policies

The company's accounting policies are more fully described in Note A of the consolidated financial statements. As discussed in Note A, the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that the following discussion addresses the company's most significant accounting policies, and the following significant accounting policies may involve a higher degree of judgment and complexity.

The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company records its best estimate of the remaining cost to settle incurred self-insured casualty losses and employee health care claims. The recorded liability includes estimated reserves for both reported claims and incurred but not reported claims. Casualty loss estimates are based on the results of independent actuarial studies and consider historical claim frequency and severity, as well as changes in factors such as business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. The employee health care claims reserve estimate is based on management's review of historical claims paid and the historical time lag between the company's incurred claims and when the claims are paid. The company reviews the time lag periodically throughout the fiscal year. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in reserves which increases management's confidence level that the recorded reserve is adequate. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. However, management believes that its calculation of insurance liabilities would not change materially under different conditions and/or different methods. Historically, the company has been adequately reserved for self-insured losses and the estimated reserves have proven to be sufficient for actual claims settled. See Note G for a further discussion of the company's insurance programs.

Property, plant and equipment comprise 90% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.

The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2004, 2003, and 2002 would have been lower by $4.1 million, $4.0 million and $2.4 million, respectively, if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation plans.

The company estimates certain components of its provision for income taxes. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes and the tax deductibility of certain other items. The estimates are based on the best available information at the time that the company prepares the tax provision. The company generally files its annual income tax returns several months after its fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

From time to time in the normal course of business, the company is subject to proceedings, lawsuits and other claims. Management assesses the potential liabilities related to any lawsuits or claims brought against the company. While it is typically very difficult to determine the timing and ultimate outcome of these actions, management uses its best judgment to determine if it is probable that the company will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the company may have made with respect to their resolution.

Management believes that the current reported financial information is indicative of future operating results and is not aware of any material events or uncertainties that would indicate otherwise. However, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.

Restaurant segment business risks include: competition, same-store sales, labor and fringe benefit expenses, commodity prices, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.

The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The change in same-store sales for Bob Evans Restaurants are as follows: 1.2%, (1.4)% and 3.2% in 2004, 2003 and 2002, respectively. The impact of same-store sales on overall sales and corresponding profit margins may be significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In 2004, two restaurants were closed due to poor performance. At the beginning of 2005, the company closed one location due to poor performance. Depending on profitability, as well as changes in access, the company may close additional restaurants in 2005.

Competition for qualified labor eased in 2003 and 2004 due to overall economic conditions. Proposed increases in the federally mandated minimum wage may have an impact on future wage rates as Congress considers increases to the rate currently in effect.

Food costs increased significantly in 2004, which had an impact on profitability. Food cost comparisons were favorable in 2003 versus 2002. Management expects commodity prices to continue to remain relatively high in 2005.

Energy costs were moderate in 2004. Management expects slightly higher prices in 2005. The company will closely monitor energy costs and evaluate all options carefully.

Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the plans for 2005 are to add approximately 40 new restaurants in comparison to 37 in 2004 and 29 in 2003.

Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $37.99, $26.46 and $37.84 per hundredweight in 2004, 2003 and 2002, respectively. Trends at the beginning of 2005 lead management to believe that hog costs will be higher in 2005, and operating margins may decrease as a result.

Another uncertainty is the consumer acceptance of new items. Some of the planned introductions in 2005 for the food products segment include two new Brunch Bowls, three main dish entrees, refrigerated chili and a new Snackwich.

The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants, as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company's exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this report which are not historical fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for fiscal 2005 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Discussion of Risk Factors"; accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of Mimi's Café; and unanticipated changes in business and economic conditions affecting Mimi's Café, as well as other assumptions, risks, uncertainties and factors previously disclosed in this report, the company's securities filings and press releases.

Directors and Senior Officers

Bob Evans Farms, Inc. and Subsidiaries

Directors

LARRY C. CORBIN
Retired Executive Vice President of Restaurant Division, Bob Evans Farms, Inc.

DANIEL E. EVANS
Retired Chairman, Bob Evans Farms, Inc.

DANIEL A. FRONK
Retired Senior Executive Vice President and Board Member, The Ohio Company

MICHAEL J. GASSER
Chairman of the Board and Chief Executive Officer, Greif, Inc.

E.W. (BILL) INGRAM III
President and Chief Executive Officer, White Castle System, Inc.

CHERYL L. KRUEGER
President and Chief Executive Officer, Cheryl & Co.

G. ROBERT LUCAS
Trustee, The Jeffrey Trusts

STEWART K. OWENS
Chairman of the Board and Chief Executive Officer, Bob Evans Farms, Inc.

ROBERT E.H. RABOLD
Retired Chairman, The Motorists Insurance Group

Executive Officers

SCOTT D. COLWELL
Senior Vice President of Marketing

MARY L. CUSICK
Senior Vice President of Investor Relations and Corporate Communications

JOE L. GILLEN
Senior Vice President of Restaurant Operations

RANDALL L. HICKS
Executive Vice President of Restaurant Operations

RINZY J. NOCERO
Senior Vice President of Restaurant Operations

STEWART K. OWENS
Chairman of the Board and Chief Executive Officer

DONALD J. RADKOSKI
Chief Financial Officer, Treasurer and Secretary

TOD P. SPORNHAUER
Senior Vice President of Finance and Controller

ROGER D. WILLIAMS
Executive Vice President of Food Products Division

Other Senior Officers

LARRY R. BECKWITH
Senior Vice President of Information Systems

L. MERL BEERY
Senior Vice President of Restaurant Purchasing and Technical Services

R. EARL BEERY
Senior Vice President of Food Products Production

JOHN F. CURRY
Senior Vice President of Development

ANTON G. (SKIP) LARSON
Senior Vice President of Food Products Sales

JERRY P. OWENS
Chairman Emeritus, Owens Country Sausage

J. MICHAEL TOWNSLEY
President and Chief Operating Officer, Owens Country Sausage

STEPHEN A. WAREHIME
Senior Vice President, Director of Real Estate

As of July 1, 2004

Company Information

Corporate Office

Bob Evans Farms, Inc.
3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com

Transfer Agent and Registrar

Bob Evans Farms, Inc.
Attention: Stock Transfer Department
3776 S. High St.
Columbus, Ohio 43207
(614) 492-4952

Contact transfer agent and registrar for information regarding the following:

• Stockholder inquiries such as address changes, transfer of shares, lost certificates and dividends.

• Copies of the annual report and/or Form 10-K at no charge. The annual report, proxy and Form 10-K are also available in the "Investors" section of the company's Web site, www.bobevans.com. Stockholders of record may elect to receive future proxy materials electronically to expedite delivery and to reduce paper usage and mailing costs. If you would like to enroll in electronic proxy delivery, go to the "Investors" section of our Web site and select "electronic delivery." Next year, you will receive an e-mail with a link to our proxy statement, annual report and electronic voting site.

• Dividend Reinvestment and Stock Purchase Plan
Stockholders of record may reinvest their cash dividends in additional shares of Bob Evans Farms, Inc. common stock at market price without the payment of brokerage commissions, service charges and other expenses. Stockholders may also make voluntary cash payments through check, money order or automatic monthly fund transfers at market price. Individuals who are not currently stockholders may make a limited initial investment. A prospectus and enrollment form may also be obtained from the company's Web site, www.bobevans.com, in the "5-year Summary" section under "Investors."

• Direct Dividend Deposit Program
Stockholders may have their quarterly dividends deposited to their bank accounts on the payment date for immediate access to their dividends.

Analyst Inquiries/Investor Relations

Contact Mary Cusick, senior vice president of investor relations and corporate communications, at (614) 492-4920.

Stock Listing

Trading symbol BOBE on the Nasdaq National Market.

Annual Meeting of Stockholders

Monday, Sept. 13, 2004, 9 a.m. at the Southern Theatre, 21 E. Main St., Columbus, Ohio

Quarterly Earnings

Bob Evans Farms plans to report 2005 quarterly results in mid-August, mid-November, mid-February and early June. Specific release dates and information regarding conference calls and webcasts during which the earnings will be discussed are available in the "Investors" section of the company's Web site, www.bobevans.com.

Certified Public Accountants

Ernst & Young LLP
1100 Huntington Center
41 S. High St.
Columbus, Ohio 43215

Legal Counsel

Vorys, Sater, Seymour and Pease LLP
52 E. Gay St.
P.O. Box 1008
Columbus, Ohio 43216-1008

Company News and Corporate Governance

For access to the latest Bob Evans Farms, Inc. earnings and dividend news releases and general information, please refer to the company's Web site, www.bobevans.com. Board committee charters, governance principles and the company's Code of Conduct are also available on the Web site in the "Corporate Governance" section under "Investors."

Community Support

Giving the Bob Evans Special Touch – our BEST – in the communities where we live and work is an important part of our business. Our company has strong roots and vast supporters – much due to the relationships we have built and our reputation for helping those in need.

Corporately, we donate approximately one percent of our pre-tax profits through cash contributions and in-kind gifts to youth activities, education, healthcare and community improvement programs, which are areas that reflect our values and the interests of our employees and customers.

Individually, our team of 40,000 people initiates help for co-workers in need, participates in local fundraising events and volunteers in their communities. Giving their BEST comes naturally – even when they are "off the clock." For more information about the Bob Evans Farms, Inc. corporate giving program, visit our Web site, www.bobevans.com/philanthropy.

BOB EVANS FARMS, INC.

3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com

Bob Evans FARMS®

CELEBRATE THE EVERYDAY.™